SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

OrthoPediatrics Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68752L100

(CUSIP Number)

Cathy A. Birkeland, Esq.

Alexa M. Berlin, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 68752L100	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons Squadron Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,376,764
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,376,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,376,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 27.4% [1]
14.	Type of Reporting Person OO

[1]

Based on 19,658,335 shares of common stock, par value $0.00025 per share, of the Issuer (“Common Stock”) outstanding as of March 9, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

CUSIP No. 68752L100	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons Squadron Capital Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,376,764
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,376,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,376,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 27.4% [1]
14.	Type of Reporting Person OO

[1]

Based on 19,658,335 shares of common stock, par value $0.00025 per share, of the Issuer (“Common Stock”) outstanding as of March 9, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

CUSIP No. 68752L100	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons Jennifer N. Pritzker
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 8,000
	8.	Shared Voting Power 5,376,764
	9.	Sole Dispositive Power 8,000
	10.	Shared Dispositive Power 5,376,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,384,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 27.4% [1]
14.	Type of Reporting Person IN

[1]

Based on 19,658,335 shares of common stock, par value $0.00025 per share, of the Issuer (“Common Stock”) outstanding as of March 9, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

CUSIP No. 68752L100	13D	Page 5 of 12 Pages

1.	Names of Reporting Persons David R. Pelizzon
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 20,900
	8.	Shared Voting Power 5,376,764
	9.	Sole Dispositive Power 18,100
	10.	Shared Dispositive Power 5,376,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,397,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 27.5% [1]
14.	Type of Reporting Person IN

[1]

Based on 19,658,335 shares of common stock, par value $0.00025 per share, of the Issuer (“Common Stock”) outstanding as of March 9, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

CUSIP No. 68752L100	13D	Page 6 of 12 Pages

Item 1. Security and Issuer.

This statement relates to the shares of common stock, $0.00025 par value per share (“Common Stock”), of OrthoPediatrics Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2850 Frontier Drive, Warsaw, Indiana 46582.

Item 2. Identity and Background.

(a)-(c), (f) This Schedule 13D is filed jointly on behalf of Squadron Capital LLC, a Delaware limited liability company (“SC LLC”), Squadron Capital Holdings LLC, a Delaware limited liability company (“SCH LLC”), Jennifer N. Pritzker, a U.S. citizen and David R. Pelizzon, a U.S. citizen. The address of the principal business and principal office of SC LLC is 18 Hartford Rd., Granby, CT 06035. The address of the principal business and principal office of each of SCH LLC and Ms. Pritzker is 104 S. Michigan Ave., Chicago, IL 60603. The address of the principal business and principal office of Mr. Pelizzon is 18 Hartford Rd., Granby, CT 06035.

The principal business of SC LLC is an investment firm that primarily manages direct investments in operating companies, private equity funds and special situations. SCH LLC is a holding company. The principal business of Ms. Pritzker is President and Chief Executive Officer of Tawani Enterprises, Founder and Chair of the Pritzker Military Museum and Library, Founder of the Pritzker Military Foundation, and Founder of the Tawani Foundation. The principal business of Mr. Pelizzon is President and member of the Managing Committee of SC LLC.

The name, business address, present principal occupation or employment and citizenship of each member of the managing committee and each executive officer of SC LLC and of each member of the managing committee of SCH LLC is set forth on Schedule A hereto and incorporated herein by reference. SCH LLC does not have any officers.

The Reporting Persons have entered into a joint filing agreement, dated as of March 18, 2021, a copy of which is attached as Exhibit 1 to this Schedule 13D.

(d)-(e) During the last five years, neither the Reporting Persons nor any of the individuals referred to in Schedule A hereto have (a) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 68752L100	13D	Page 7 of 12 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Effective November 2, 2020, Harry B. Rosenberg and Charles E. Dobrusin resigned as members of the management committee of SC LLC, leaving Ms. Pritzker and Mr. Pelizzon as the sole members of the management committee. No consideration was paid in connection with the resignation.

SC LLC held 5,375,424 shares of Common Stock at the time of the Issuer’s initial public offering, and received an additional 1,340 shares of Common Stock in connection with the exercise of stock options. Mr. Pelizzon received 4,200 shares of restricted stock in connection with his service on the Issuer’s board of directors, 1,400 of which have vested as of the date hereof. All other shares held directly or jointly by Mr. Pelizzon and by Ms. Pritzker were purchased using cash on hand, including 3,700 shares of Common Stock purchased by Mr. Pelizzon on March 15, 2021 for $46.50 per share, for an aggregate purchase price of $172,050.00.

Item 4. Purpose of Transaction.

The securities beneficially owned by the Reporting Persons are held for investment purposes.

The Issuer and SC LLC are parties to a Stockholders’ Agreement, dated as of October 16, 2017 (the “Stockholders’ Agreement”), pursuant to which, among other things, SC LLC has the right to cause the Issuer, in its proxy statement as mailed out from time to time, to include in its slate of recommended nominees for election to the Issuer’s board of directors: (i) four designees, for so long as SC LLC, together with its Affiliates (as defined in the Stockholders’ Agreement), beneficially own, directly or indirectly, 35% or more of the voting power of all shares of the Issuer’s capital stock entitled to vote generally in the election of directors; (ii) three designees, for so long as SC LLC, together with its Affiliates, beneficially own, directly or indirectly, 20% or more, but less than 35%, of the voting power of all shares of the Issuer’s capital stock entitled to vote generally in the election of directors; and (iii) two designees, for so long as SC LLC, together with its Affiliates, beneficially own, directly or indirectly, 10% or more, but less than 20%, of the voting power of all shares of the Issuer’s capital stock entitled to vote generally in the election of directors. SC LLC designated Mr. Pelizzon, Harold Ruf and Marie Infante pursuant to the Stockholders’ Agreement. The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders’ Agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.

The Issuer has also granted SC LLC certain registration rights pursuant to a Registration Rights Agreement, dated as of May 30, 2014 and amended as of October 16, 2017 (as amended, the “Registration Rights Agreement”) with respect to shares of Common Stock held by SC LLC and any of its Permitted Transferees (as defined in the Registration Rights Agreement), including shares of Common Stock acquired after the effective date of the Registration Rights Agreement, which rights include demand rights and piggy-back registration rights, subject to certain exceptions and limitations. The

CUSIP No. 68752L100	13D	Page 8 of 12 Pages

foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement and amendment, which are filed herewith as Exhibits 3 and 4 and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with representatives of the Issuer, other shareholders and other persons regarding the Issuer. The Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or dispose of shares of Common Stock held by them.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Issuer

(a) – (b) The table below sets forth, as of the date hereof, the beneficial ownership of shares of Common Stock for each of the Reporting Persons, based on 19,658,335 shares of Common Stock outstanding as of March 9, 2021, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Squadron Capital LLC	5,376,764	27.4%	—	5,376,764	—	5,376,764
Squadron Capital Holdings LLC	5,376,764	27.4%	—	5,376,764	—	5,376,764
Jennifer N. Pritzker	5,384,764	27.4%	8,000	5,376,764	8,000	5,376,764
David R. Pelizzon	5,397,664	27.5%	20,900	5,376,764	18,100	5,376,764

SC LLC is a manager-managed limited liability company and, as of the date hereof, directly holds 5,376,764 shares of Common Stock. The voting and investment decisions of SC LLC are made by its managing committee, consisting of Ms. Pritzker and Mr. Pelizzon. In such capacity each of Ms. Pritzker and Mr. Pelizzon may, for the purposes hereof, be deemed to beneficially own the shares of Common Stock held directly by SC LLC.

Mr. Pelizzon directly holds 18,100 shares of Common Stock and 2,800 restricted shares that Mr. Pelizzon has the ability to vote but is restricted from transferring until their vesting date.

CUSIP No. 68752L100	13D	Page 9 of 12 Pages

Ms. Pritzker directly and/or jointly holds 8,000 shares of Common Stock.

SCH LLC is a manager-managed limited liability company and the controlling member of SC LLC, and in such capacity may be deemed to beneficially own the shares of Common Stock held directly by SC LLC. The voting and investment decisions of SCH LLC are made by its managing committee, consisting of Mary Parthe, David Pelizzon and Michelle Nakfoor. The members of the managing committee of SCH LLC disclaim beneficial ownership as a result of serving as members of the managing committee.

(c) Except as set forth in Item 3, Item 4 and this Item 5, to the best knowledge of the Reporting Persons, neither Reporting Person nor any other person listed on Schedule A hereto has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the Ordinary Shares listed in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Person or, to the best knowledge of the Reporting Person, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated as of March 18, 2021, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2.	Stockholders’ Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 16, 2017)

3.	Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer on June 16, 2016)

4.	Amendment to Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on October 16, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2021

Squadron Capital LLC

By:	/s/ David R. Pelizzon
	Name:	David R. Pelizzon
	Title:	President

Squadron Capital Holdings LLC

By:	/s/ Mary Parthe
	Name:	Mary Parthe
	Title:	Manager

/s/ Jennifer N. Pritzker
Jennifer N. Pritzker

/s/ David R. Pelizzon
David R. Pelizzon

[Signature Page to Schedule 13D]

CUSIP No. 68752L100	13D	Page 11 of 12 Pages

Schedule A

Squadron Capital LLC

The name, business address, title, present principal occupation or employment and citizenship of each member of the managing committee and each executive officer of SC LLC is set forth below. If no business address is given, the managing committee member’s or executive officer’s business address is 18 Hartford Rd., Granby, CT 06035. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to SC LLC.

Managing Committee

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship
Jennifer N. Pritzker

President and Chief Executive Officer of Tawani Enterprises, Founder and Chair of the Pritzker Military Museum and Library, Founder of the Pritzker Military Foundation, and Founder of the Tawani Foundation

104 S. Michigan Ave., Chicago, IL 60603

U.S.A.
David R. Pelizzon	President	U.S.A.

Executive Officers

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship
David R. Pelizzon	President	U.S.A.
Douglas Pascoe	Chief Financial Officer	U.S.A.
Harold Ruf	Chief Operating Officer	U.S.A.

CUSIP No. 68752L100	13D	Page 12 of 12 Pages

Squadron Capital Holdings LLC

The name, business address, title, present principal occupation or employment and citizenship of each member of the managing committee of SCH LLC is set forth below. If no business address is given, the managing committee member’s business address is 104 S. Michigan Ave., Chicago, IL 60603.

Managing Committee

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship
Mary Parthe	Chief Investment Officer of Tawani Enterprises, Inc.	U.S.A.
David R. Pelizzon	President of Squadron Capital LLC 18 Hartford Rd., Granby, CT 06035	U.S.A.
Michelle Nakfoor	General Counsel of Tawani Enterprises, Inc.	U.S.A.